

JG



16021575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Light Horse Market Solutions Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Broadway, 9th FL
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co
(Name – *if individual, state last, first, middle name*)

Pradeep Bhatia Marg, Rohini New Delhi India
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

OATH OR AFFIRMATION

I, Thomas Halkias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Light Horse Market Solutions Inc, as of December 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CARY RASHAUN BRAYBOY
Notary Public - State of New York
NO. 01BR6269834
Qualified in Kings County
My Commission Expires 10/08/16

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGHT HORSE MARKET SOLUTIONS INC.

CONTENTS

AJSH & Co.

Chartered Accountants

C-7/227, Sector-7, Rohini
Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Light Horse Market Solutions Inc.

We have audited the accompanying financial statement of Light Horse Market Solutions Inc. (the "Company") as of December 31, 2015, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act ("CEAct"), and the related notes to the financial condition. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

AJSH & Co

New Delhi, India
Independent Auditors registered with
Public Company Accounting Oversight Board
February 29, 2016



LIGHT HORSE MARKET SOLUTIONS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	12/31/2015
Cash	$137,855
Commissions Receivable	12,911
Other Assets	14,875
TOTAL CURRENT ASSETS	$165,641
FIXED ASSETS	
Equipment	$2,457
Less Accumulated Depreciation	(420)
TOTAL FIXED ASSETS-NET	$2,037
TOTAL ASSETS	$167,678

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	12/31/2015
Accounts Payable	$54,693
Other Payables	20,093
TOTAL LIABILITIES	$74,786
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares authorized	$10
Additional paid-in capital	288,934
Deficit	($196,052)
TOTAL SHAREHOLDER'S EQUITY	$92,892
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$167,678

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Light Horse Market Solutions, Inc. (the "Company") is a Florida corporation formed on January 11, 2002. The company was approved to operate as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on July 25, 2002. The Company is also registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). Effective June 19, 2014 Thomas T. Halikias purchased B&T Securities, Inc. and the firm name was changed to Light Horse Market Solutions Inc. on June 26th, 2014. The company was formed to engage in business as a broker-dealer that purchases and sells securities on behalf of its clients.

Agreement with Clearing Broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces shareholders' equity. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company records commission income as of the trade date of the securities. Commissions that are not known at the trade date or are not estimable are recorded when received or paid. Other income is recognized as earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 or $3,000 per associated person adopted and administered by the CFTC. At December 31, 2015, the Company had net capital and net capital requirements of $92,892 and $45,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.09 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, clearing deposit, commissions receivable and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 4 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.